UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

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Commission File Number: 001-50984

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eLong, Inc.

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(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Certain Changes to the Company’s Board of Directors

On May 22, 2015, the registrant announced the sale by Expedia, Inc. (NASDAQ: EXPE)(“Expedia”), of its equity ownership in the Company held through a subsidiary of Expedia. The press release issued by the registrant in connection with this transaction is attached as Exhibit 99.1 to this report.

Six members serving on the registrant’s board of directors who are current or former employees of Expedia resigned their positions following the completion of the sale by Expedia. In addition, Mr. Guangfu Cui, the Company’s chief executive officer, resigned his position as a member of the board of directors. The following five new directors were appointed to the registrant’s board of directors: Ms. May Wu, Mr. Shengli Wang, Ms. Maohua Sun, Mr. Nanyan Zheng and Mr. Liqun Wang.

Extraordinary General Meeting

The registrant will hold an extraordinary general meeting of shareholders on June 22, 2015, for the purpose of ratifying the appointment of the five incoming members of the board of directors. Shareholders will receive a notice and circular containing information concerning the details of the extraordinary general meeting and the newly-elected directors. Shareholders are encouraged to read the information contained in the notice and circular before casting their votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Guangfu Cui
Name	:	Guangfu Cui
Title	:	Chief Executive Officer

Date: May 22, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release related to Expedia’s Sale of Equity Stake